SEC FILE NUMBER 001-31486
CUSIP NUMBER 947890109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     [  ] Form 10-K    [  ] Form 20-F    [X] Form 11-K
    [  ] Form 10-Q    [  ] Form 10-D    [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: December 31, 2023

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Webster Financial Corporation
Full Name of Registrant

Former Name if Applicable

200 Elm Street
Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06902
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Webster Financial Corporation (the “Company”), on behalf of Webster Bank Retirement Savings Plan (the “Plan”), is unable to file the Annual Report on Form 11-K for the year ended December 31, 2023 (the “Form 11-K”) without unreasonable effort or expense due to an unforeseen delay in the completion of the Plan’s annual 401(k) nondiscrimination testing, which is mandated by the Internal Revenue Service. The Company expects to file the Plan’s Form 11-K on or before the 15th calendar day following the prescribed due date.

The Plan was successor-by-merger to the Sterling National Bank 401(k) and Profit Sharing Plan, another
Company-sponsored defined contribution benefit plan established under Section 401(k) of the Internal Revenue Code, which merged with and into the Plan effective December 29, 2023 (the “Merger”). The Plan’s financial statements for the year ended December 31, 2023, will reflect a significant increase in net assets from the prior year as a result of the Merger.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Albert J. Wang	(203)	236-8972
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipate change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Webster Financial Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2024	By:	/s/ Albert J. Wang
	Name:	Albert J. Wang
	Title:	Executive Vice President and Chief Accounting Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).